EXHIBIT 99.1

May 2000

Dear Investor:

Yahoo! Inc., a global Internet communications, commerce and media company that offers a comprehensive branded network of services to more than 145 million individuals each month worldwide, now provides its investors a new way to purchase shares directly without using a broker. Yahoo! is pleased to introduce a direct stock purchase plan (Yahoo! StockDirect) designed to provide investors with a convenient, low-cost method of purchasing shares of Yahoo! common stock. In order to best serve our stockholders, we have taken steps to provide investors not only the traditional means of participation through a paper-based program, but true to the medium in which we live, also will be providing online registration and the ability to purchase shares online. By working with the Plan Agent, Fleet National Bank, and the online investor services company, StockPower, Inc., you may now invest in Yahoo! Common Stock more conveniently than ever before.

Some of the plan highlights will include:

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  Building your investment over time, starting with as little as $250 for new investors.

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  Once enrolled in Yahoo! StockDirect, you may make additional investments of $50 or more through automatic deductions from your checking account or through optional cash investments. The maximum cash investment is $150,000 per calendar year per investor.

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  Initial $5 enrollment fee (does not apply to current registered Yahoo! stockholders).

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  Optional cash investment purchase fee: $5 per transaction (plus service charge of approximately $.05 per share).

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  Automatic deduction optional cash investment purchase fee: $2 per transaction (plus service charge of approximately $.05 per share).

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  Shares are held in book-entry form, yet certificates can be printed and mailed upon request.

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  Shares may be sold or transferred and certificates may be withdrawn through online, written or telephone instructions.

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  Share sale fee: $10 per sale transaction (plus service charge of approximately $.12 per share).

Market purchases for the program will be made twice weekly—generally on Tuesday and Thursday. You may deposit your Yahoo! Common Stock certificates with Fleet National Bank and have the ownership of such stock maintained as part of your Plan account.

If you decide to participate in Yahoo! StockDirect via the online service provided by StockPower, you can enroll online. For more information on Internet enrollment, please visit StockPower's web site, http://dsp.yahoo.stockpower.com.

Once a StockPower member, you can make purchases by authorizing the withdrawal of funds from your bank account online. You can also link an existing paper based Yahoo! account to and view online any other StockPower accounts you may have. Other services accessible through StockPower would enable you to:

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  Review your Yahoo! stockholder account at any time, right from your own PC.

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  Arrange for online sales of your shares held in Yahoo! StockDirect.

If you have questions about the Plan, or if you are not an existing Yahoo! registered stockholder and would like to become enrolled in the program and receive plan materials, please call Fleet National Bank toll free at 1-877-YHOO-4-US.

Participation in this plan is offered only by means of a prospectus. Please read the enclosed Prospectus for complete Plan details and retain it for your future reference. Yahoo! continues to value all of its customers and stockholders and hopes that you agree that through this plan, purchasing Yahoo! shares has never been more simple and convenient. We appreciate your continued support of the company.

Best regards,

/s/ TIM KOOGLE

Tim Koogle
Chairman and Chief Executive Officer